Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 14:

We consent to the use of our reports, dated April 15, 2019, with respect to the financial statements and financial highlights of PGIM Floating Rate Income Fund (formerly Prudential Floating Rate Income Fund) and PGIM Government Income Fund (formerly Prudential Government Income Fund), each a series of Prudential Investment Portfolios 14, as of February 28, 2019, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

April 25, 2019